Exhibit (d)(3)

[Ascena Letterhead]

April 26, 2012

Strictly Private and Confidential

The Board of Directors

Charming Shoppes, Inc.

3750 State Road

Bensalem, PA 19020

c/o Ryan Mash, Barclay’s

Dear Members of the Board,

Further to our indication of interest submitted to you on April 23, 2012, Ascena Retail Group, Inc. (“Ascena” or “we”) is pleased to submit this updated proposal to acquire all of the outstanding shares of Charming Shoppes, Inc. (the “Company” or “you”). On the basis of the information we have received to date, we are now prepared to offer $7.35 per share in cash.

As you know, we have completed our due diligence and this offer is not subject to financing. We also consider the draft merger agreement to be in a significantly advanced state, and we are highly confident in our ability to quickly reach resolution of any remaining open points. As such, we are prepared to meet with you and your attorneys immediately upon acceptance of this proposal to finalize and execute a mutually acceptable merger agreement and commence the tender offer contemplated by the merger agreement promptly thereafter.

If you accept our proposal, we would request an exclusivity period through 9:30 a.m. on Monday, April 30, 2012 (the “Exclusivity Period”), during which we will work together to finalize and execute the definitive agreement and related transaction documents.

In this regard, we request that the Company countersign this letter, to indicate its binding agreement that from the date hereof until the end of the Exclusivity Period, neither the Company nor any of its agents, affiliates or representatives will, directly or indirectly, engage in any discussions, negotiations or agreements with any person or entity other than Ascena the purpose or result of which would be the sale or disposition of any of the shares or material assets of the Company (excluding sales from inventory in the ordinary course of business).

This proposal is made on a strictly private and confidential basis. Neither Ascena’s interest in the Company nor any contents of this letter may be disclosed to any person without our prior written consent, and this letter and the proposal set forth herein shall be subject to the terms of the Confidentiality Agreement dated December 15, 2011 between Ascena and the Company. Except with regard to this paragraph and the paragraph immediately above, this letter is not intended to be and does not constitute a legally binding obligation of any person, with no legally binding obligations created unless and until definitive written documents are executed by the parties herein (and no oral contracts will be deemed to exist).

We hope that you and your Board of Directors share our enthusiasm with respect to a potential transaction and we look forward to hearing your reply.

Sincerely,

/s/ David R. Jaffe
David R. Jaffe
President and CEO
Ascena Retail Group, Inc.

ACKNOWLEDGED AND AGREED with respect

to Exclusivity Period and confidentiality:

CHARMING SHOPPES, INC.

By:	/s/ Anthony M. Romano
Name: Anthony M. Romano
Title: President, CEO and Board Member

Ascena Retail Group, Inc.

30 Dunnigan Drive

Suffern, NY 10901

April 27, 2012

Strictly Private and Confidential

The Board of Directors

Charming Shoppes, Inc.

3750 State Road

Bensalem, PA 19020

c/o Ryan Mash, Barclay’s

Dear Members of the Board,

Reference is made to the letter of April 26, 2012 (the “April 26 Letter”) from Ascena Retail Group, Inc. (“Ascena” or “we”) addressed to and acknowledged by Charming Shoppes, Inc. (the “Company” or “you”), and the Exclusivity Period set forth (and as defined) therein. This letter, and the Exclusivity Period set forth herein, shall supersede and replace the Exclusivity Period set forth in the April 26 Letter.

This will confirm the parties’ agreement that the Exclusivity Period will extend from the date hereof through 9:30 a.m. on Wednesday, May 2, 2012, during which time Ascena and the Company will use their respective reasonable best efforts to finalize and execute the definitive agreement and related transaction documents; provided, however, that so long as Ascena’s Board of Directors has approved the proposed transaction subject to completion of those matters that remain open at the time of the extension, and Ascena shall have confirmed to you in writing receipt of such approval, Ascena shall have the right to extend the Exclusivity Period through 9:30 a.m. on Thursday, May 3, 2012.

In this regard, we request that the Company countersign this letter, to indicate its binding agreement that from the date hereof until the end of the Exclusivity Period, as it may be extended pursuant to this letter, neither the Company nor any of its agents, affiliates or representatives will, directly or indirectly, engage in any discussions, negotiations or agreements with any person or entity other than Ascena the purpose or result of which would be the sale or disposition of any of the shares or material assets of the Company (excluding sales from inventory in the ordinary course of business).

Neither Ascena’s interest in the Company nor any contents of this letter may be disclosed to any person without our prior written consent, and this letter shall be subject to the terms of the Confidentiality Agreement dated December 15, 2011 between Ascena and the Company. Except with regard to the matters expressly set forth herein, this letter is not intended to be and does not constitute a legally binding obligation of any person, with no legally binding obligations created unless and until definitive written documents are executed by the parties herein (and no oral contracts will be deemed to exist). This letter may be signed in counterparts, with such counterparts taken together forming a binding agreement with respect to the matters herein.

Sincerely,

ASCENA RETAIL GROUP, INC.

By:	/s/ David R. Jaffe
Name: David R. Jaffe
Title: President and CEO

ACKNOWLEDGED AND AGREED with respect

to Exclusivity Period and confidentiality:

CHARMING SHOPPES, INC.

By:	/s/ Anthony M. Romano
Name: Anthony M. Romano
Title: President, CEO and Board Member